June 7, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc.
Confidential Draft Registration Statement on Form S-1 Amendment No. 3 Submitted April 22, 2013 File No. 377-00112

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 13, 2013, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (the “Form S-1”) submitted on April 22, 2013. A marked version of the proposed amendment to the Form S-1 (the “Amendment”) is enclosed herewith reflecting all changes from the previously filed Form S-1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1

General

1.
As commented upon in our last letter, revise your next pre-effective amendment to include all the required non 430A information, such as, volume, use of proceeds, etc. The staff does not intend to review any further submissions from your company until you provide this information.

In response to the Staff’s comment, based on a range of per share offering prices, we have included all non-430A information throughout the Amendment.

2.
Noting from your responses that the bulk of the proceeds will go to Wujiang Luxiang, the staff continues to believe Wujiang should be listed as a co-registrant. If you disagree provide the staff with a legal analysis, citing rules and/or regulation that support your position. We may have further comment.

Pursuant to the amended share exchange agreements dated as of August 7, 2012, 16 PRC individuals, through their respective BVI entities, acquired shares of common stock of CCC in consideration of their agreement to cause the 11 Chinese companies and Mr. Qin to enter into the VIE Agreements. We do not have any equity interest in Wujiang Luxiang. However, as a result of the VIE Agreements, we are considered the primary beneficiary of Wujiang Luxiang, and we treat it as our consolidated affiliated entity under the generally accepted accounting principles of the United States, or U.S. GAAP. We have consolidated the financial results of Wujiang Luxiang in our consolidated financial statements included in this prospectus in accordance with U.S. GAAP. Although the majority of the use of proceeds will go to Wujiang Luxiang, the VIE Agreements enable us to exercise effective control over Wujiang Luxiang, to receive substantially all of the economic benefits of Wujiang Luxiang through a service fee approximately equal to 100% of Wujiang Luxiang’s net income and to have an exclusive option to purchase all of the equity interests in Wujiang Luxiang to the extent permitted under PRC laws.  Therefore, we believe CCC is the only registrant in this offering as CCC is the only entity selling securities in this offering and controls the other entities, including Wujiang Luxiang.

Following the issuance of this comment, the Staff has informed us that they are withdrawing this comment.

3.
We continue to note that some of your exhibits have not been filed. We may have further comments after reviewing these documents.

In response to the Staff’s comment, we have included Exhibits 2.2, 3.4, 10.1, 10.9, 10.10, 10.11, 10.12 and 23.1.

4.
Please include the page number where you made changes for each response provided to the comments below.

In response to the Staff’s comment, we have included in this letter the page numbers referencing where we made changes in the Amendment.

5.
Please note the updating requirements pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we have included the required financial statements for the quarter ended March 31, 2013 on pages 12, 13, 39, 41-44, 47-51 and F-27 - F-53 in the Amendment.

The Company
General, page 2

6.
In the second paragraph on page 2 you refer to “underground” lending. Briefly explain what you mean. Clarify whether this lending is regulated and legal.

In response to the Staff’s comments, additional disclosure has been added to the Amendment on pages 2 and 52.

7.
Disclose the typical size, duration and interest rate charged on loans made by Wuijiang Luxiang.

In response to the Staff’s comments, additional disclosure has been added to the Amendment on pages 2 and 55.

8.
Disclose the number of offices you have from which you make loans and the number of employees authorized to make loans. If the lending is done only by you, Mr. Qin, or largely so, disclose this fact.

We only have one office making loans, which is the office of Wujiang Luxiang in the city of Wujiang. As described on page 2 of the Amendment, the loan applications are processed in a standard process. Mr. Qin, as the General Manager of Wujiang Luxiang, is the only one authorized to make the final approval of the loans and final determination of the loan amount, interest rate, term of the loan, etc. based on the risk assessment report issued by the risk management department.

In response to the Staff’s comments, we clarified in the Amendment that Mr.Qin is the General Manager who is authorized to give the final approval to make loans.

9.
Disclose that you are the principal manager at each step between and including Wuijiang Luxiang and China Commercial. Also disclose that you are one of only two employees and the only director of China Commercial.

As set forth in the Amendment, Mr. Qin was appointed as sole director and CEO of CCC effective at the consummation of the Share Exchange on August 7, 2012. Mr. Qin is the sole director of CCC BVI and CCC HK. Neither CCC BVI nor CCC HK has any employees or officers. Mr. Qin is the sole director and General Manager of WFOE. Mr. Qin is the CEO and General Manager and one of the 8 directors of Wujiang Luxiang.

In response to the Staff’s comments, necessary additional disclosure has been added to the Amendment on page 2.

10.
Revise to add a subsection for Circular 23 and explain the material terms of that Circular, as well as a cross-reference to more detailed explanation and the exhibit filed.

In response to the Staff’s comments, additional disclosure has been added to the Amendment on pages 2 and 66 in the Applicable Government Regulation section.

Business Strategy, page 2

11.	Revise to include your response to our previous comment number 10 in this section. In response to the Staff’s comment, additional disclosure has been added to the Amendment on page 3.

12.
You seem to say in the first paragraph, in response to prior comment number 13, that Wuijiang Luxiang will grow by retaining net income. You seem to say elsewhere, such as the last paragraph on page 47, that all of Wuijiang Luxiang’s net income must be turned over to China Commercial. Please revise to briefly explain how this will work relative to the growth of Wuijang Luxiang and include more detailed information in the body of the prospectus.

WFOE, pursuant to a Power of Attorney entered into by the Wujiang Shareholders, has the right to decide whether the net income of Wujiang Luxiang shall be used to grow Wujiang Luxiang or to cause Wujiang Luxiang to transfer such amounts to WFOE. In addition, Wujiang Luxiang will grow through the increase of its registered capital through funds loaned to the Wujiang Shareholders from proceeds of this and subsequent offerings of CCC.

In response to the Staff’s comments, the disclosures have been clarified on page 2 of the Amendment.

13.
Revise to provide subsections for Opinions 8, 132 and 142, summarize the material terms of those Opinions and add a cross-reference to more fuller discussions elsewhere in the prospectus as well as to the filed exhibits.

In response to the Staff’s comments, additional disclosure has been added to the Amendment on pages 67 and 68 in the Applicable Government Regulations section.

14.
Noting your reference to a “Certificate of Approval” in your response number 12, please file that Certificate as an Exhibit in the next amendment.

In response to the Staff’s comment, we have filed the document as Exhibit 3.4 in the Amendment.

Corporate Structure, page 4

15.
Revise the chart on page 4 to give the percentage ownership after the offering of each of the three groups identified in the top row.

In response to the Staff’s comment, the chart (now on page 5) has been revised in the Amendment to give the percentage ownership after the offering of each of the three identified groups, based on the midpoint of the range set forth therein.

16.
Revise to disclose why there are 16 BVI entities and only 12 shareholders. Explain why this arrangement was used.

As disclosed in the S-1, the 12 equityholders of Wujiang Luxiang consist of 11 entities and one individual. The 11 entities have an aggregate of 45 individual shareholders, 15 of whom were selected to represent the 11 entities. Therefore, there are 16 individuals who represent the holders of an equity interest in Wujiang Luxiang. Each of these 16 individuals created a BVI entity that received shares of CCC in the share exchanges. As set forth on page 6 of the Amendment, the 16 PRC individuals each have their distinctive voting and dispositive power over the shares of CCC common stock they beneficially own via their respective BVI entities. The 16 individuals, through their respective BVI entities, used such structure to own their respective CCC shares in order to independently have the ability to dispose of their CCC shares and reduce their tax liabilities upon sale of the shares.

CCC, page 6

17.
Disclose in the summary that you and the other employee of China Commercial, and all but one of the proposed directors are located in China. Address the ability of US shareholders to influence China Commercial and Wuijang Luxiang via shareholding meetings, election of directors. Include a related risk factor if warranted.

In response to the Staff’s comments, additional disclosure has been added to the Amendment on pages 6 and 20.

Loans Receivable, net, page 44

18.
We note your current disclosure states that loan origination and commitment fees are directly recorded in current year interest and fees on loans and also that these fees are not charged. Please amend your filing to reconcile this inconsistency.

In response to the Staff’s comments, we have revised the disclosures on page 50 of the Amendment to reflect that we do not charge origination or commitment fees on loans.

Contractual Arrangements

Exclusive Option Agreement, page 48

19.
Please amend your filing to disclose the total option price that would be paid to the Wujiang Luxiang Shareholders upon the successful completion of your proposed common stock offering.

In response to the Staff’s comments, we have revised the disclosures on page 54 of the Amendment to reflect the amount that the option purchase price, which equals the amount of registered capital of Wujiang Luxiang, will increase upon consummation of this offering. Please note that this option will not being exercised upon the consummation of this offering.

Loan Agreement Between WFOE and Wuijang Luxiang Shareholders, page 49

20.
Please reference the risk factor about possible difficulties recovering such funds if this transaction were to go awry. Quantify the amount and consequences involved.

We have revised the disclosures on page 33 of the Amendment to reflect the updated loan structure, which avoids the need to have the referenced risk factor in the prospectus since once the funds are delivered to Wujiang Luxiang the loan shall be deemed repaid.

Direct Loans, page 49

21.
For each type of direct loan that you make, quantified on page 50, and your guaranteed loans, please provide a quantified breakdown of the loans by type, for example, agricultural, business, home purchase and the like. Include dollar and percentage amounts.

We have provided a quantified breakdown of our direct loans according to the type of security interest on page 56 of the Amendment.  Whether a loan is secured and the type of security interest provided are crucial to the collectability of such loan.  On the other hand, it is very difficult, if not impossible, for us to provide a meaningful quantified breakdown of the loans according to the type of borrowers' business. Since Wujiang Luxiang is located in the countryside, almost all of the borrowers’ businesses are either agricultural or agricultural related business. We do not provide loans for home purchase and the like.

We do not categorize our guarantee services where we act as a financial guarantor for underlying loans made by third party banks. Such underlying loans are made and controlled by third party banks. The fees we generate from the guarantee services are not affected by the types of borrower of the underlying loan. Therefore, we have no means or interest in quantifying our guarantee services according to types of borrowers.

Certain Relationships …
Loan Agreements, page 67

22.
Our prior comment at this heading should have read, “Revise to discuss the loan policy with related parties and whether loans made will be on terms comparable to those made with persons not related to the lender.” Please revise.

In response to the Staff’s comments, we have revised the disclosure on page 74 of the Amendment to reflect this change.

Consolidated Statements of Income and Comprehensive Income, page F-3

23.
Please amend your filing to disclose earnings per share pursuant to ASC 260-10.

In response to the Staff’s comments, earnings per share pursuant to ASC 260-10 has been added to the Amendment in the Consolidated Statements of Income and Comprehensive Income for the quarter ended March 31, 2013 on page F-29.

Note 1. Organization and Principal Activities

Reverse Merger, page F-6

24.
We note your disclosure that you considered the share exchange with 16 PRC individuals on August 7, 2012, as a reverse merger between CCC and Wujiang Luxiang for accounting purposes, even though the shares exchange is between CCC and the 16 BVI entities. We further note on page F-7 that the VIE Agreements between CCC, through WFOE, and Wujiang Luxiang were not entered into until September 26, 2012. Given that control of Wujiang Luxiang was not obtained until the VIE Agreements were entered into, please tell us how you determined that the reverse merger between CCC and Wujiang Luxiang was consummated on August 7, 2012.

Pursuant to the amended share exchange agreements, as of August 7, 2012, the 16 PRC individuals, who represent the ultimate owners of Wujiang Luxiang Shareholders, agreed to cause the Wujiang Shareholders to enter into the VIE Agreements, pursuant to which WFOE will be given exclusive control over Wujiang Luxiang, in exchange for shares of CCC common stock being issued to the BVI entities the individuals controlled. Upon consummation of the transactions contemplated in the amended share exchange agreements, the 16 individuals, through their respective BVI entities, beneficially owned more than 80% of the issued and outstanding shares of common stock of CCC. As the controlling stockholders of CCC, these 16 individuals appointed Mr. Qin, one of the 16 individuals, as the sole director of CCC. At such time, the change of control was completed as Mr. Qin, who is the Chairman of Wujiang Luxiang’s board of directors, became the sole director of CCC and the ultimate owners of Wujiang Luxiang become the majority stockholders of CCC.

On August 7, 2012, when the transactions contemplated in the amended share exchange agreements were consummated, the ultimate equity holders of Wujiang Luxiang had reached an agreement with CCC that CCC would exclusively control Wujiang Luxiang through a WFOE that was 100% owned by CCC via certain VIE Agreements.  The VIE Agreements had been orally agreed to by the parties on August 7, 2012. However, since WFOE did not obtain its business license until September 26, 2012, the VIE Agreements were entered into on that date.

Note 18. Capital Transaction, page F-27

25.
We note that during 2012 you issued a total of 645 shares and 1,280 shares of Series A and Series B preferred stock, respectively. Please revise the relevant sections of your filing to disclose the number of shares of common stock that will be issued upon automatic conversion of each series of preferred stock and when you expect these preferred shares will convert into common stock. Please also tell us how you will account for the repurchase of the founders shares that will be issued upon conversion of your Series A and Series B preferred stock. Lastly, please include the subscription agreement(s) as an exhibit in your next amendment.

As currently disclosed in the S-1, the issued and outstanding shares of Series A and Series B preferred stock will convert into shares of common stock held by an existing common stock holder upon consummation of this offering. Further, as disclosed, the number of shares they will convert into is based on the offering price to the public in this offering. There will be no repurchase of founder shares.

At the time of the automatic conversion upon consummation of this offering, we will transfer $241,875 and $240,000 from the Series A and B preferred stock, respectively, to additional paid in capital.

In addition, in response to the Staff’s comments, we have filed the subscription agreements of the Series A and Series B preferred stock as Exhibits 10.11 and 10.12 to the Amendment.

Exhibit 23.1

26.	Please provide an updated consent from your independent accountants in your next amendment. An updated consent from Marcum Bernstein & Pinchuk LLP is included as Exhibit 23.1 to the Amendment.

***********
We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin

Mr. Huichun Qin